Unbridled Energy Corporation

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated March 29, 2007 with regards to Unbridled’s Form 20-F Registration Statement Amendment #1 filed on March 13, 2007.

Comment Number	Page	Response

1

The estimation of the presence of coal bearing strata throughout the 20 section area in question was conducted with the utilization of the AEUB public data as provided by IHS Accumap, the 3-D seismic data and open hole well bore logs obtained by Unbridled Energy Corporation.

There are six wells within Twp 23-3W5m that have the Horse Shoe Canyon coals present as determined from open hole geophysical well bore logs. Two of the wells were drilled by Unbridled Energy those being the 9-21 and 4-30 wells respectively, the remaining 4 wells within the Township were drilled by other operators that had mineral tenure in the past over the area concerned.

Integration of this data and subsequent mapping indicates that the Horse Shoe Canyon coals sequences are present over the 20 sections of land in question.

2	40	The table required for Item 6.E has been added to this section.

3	57	The value of the shares issued in the transaction has been revised.

4	Financial Statements	The term “Development Stage” has been changed to “Exploration Stage” in the financial statements.

5	Auditor’s Report	The Auditor’s Report has been signed.

6	Financial Statements	The Statement of shareholder’s equity has been revised.

7	Website	The reference on the “Operations” page of the website has been removed.

8	Signature Page	A current signature is included.

Sincerely,

/s/  Joseph Frantz Jr.

Joseph Frantz Jr.

President and CEO